PUBCO	ADMINISTRATIVE OFFICE 3830 KELLEY AVENUE CLEVELAND, OHIO 44114 216.881.5300 216.881.8380 FAX

FOR IMMEDIATE RELEASE

For information contact:

Stephen R. Kalette

216.881.5300  Ext 3200

Jay A. Goldblatt

216.881.5300  Ext 3206

Cleveland, Ohio, July 9, 2002 -- Pubco Corporation (Nasdaq:  PUBO) announced today that its previously announced tender offer for a portion of its stock expired by its terms at midnight of July 8, 2002.  Pubco accepted for payment and thereby purchased all validly tendered shares of its Common Stock and Class B Stock at $10 per share in cash.  Pubco will make prompt payment for the purchased shares.  The total number of shares validly tendered is 199,869.  This includes shares submitted under the offer’s guaranteed delivery procedures so the final number of shares purchased may be less than 199,869.